August 24, 2009

Via EDGAR and Facsimile @ (703) 813-6986
Mr. Larry Spirgel
Assistant Director - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:   Pre-Paid Legal Services, Inc.
               Form 10-K for fiscal year ended December 31, 2008
               Filed February27, 2009
               File No. 001-09293

Dear Mr. Spirgel:

We have received your letter of August 11, 2009 and have begun preparing our formal response to the comments contained therein. We have had conversations with staff of the Commission to clarify certain enumerated comments contained in your letter and would respectfully ask for a 10 business day extension to allow us to gather the necessary data to meet the additional disclosure requests by the Commission.

Sincerely yours,
PRE-PAID LEGAL SERVICES, INC.
/s/ Randy Harp
-----------------------------
Randy Harp
Chief Operating Officer


cc:      Terry French, Accountant Branch Chief
         Reid S. Hooper, Staff Attorney
         Paul Monsour, Staff Accountant